UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-35729

YY Inc.

Building B-1 North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Selected Huya Inc. Preliminary Unaudited Financial Information and Operating Data for the three months ended March 31, 2018

The following selected preliminary unaudited financial information and certain operating data of YY Inc.’s (“YY”) subsidiary Huya Inc., a Cayman Islands company (“Huya”), for the three months ended March 31, 2018 were included in Amendment No. 3 to a registration statement on Form F-1 filed by Huya with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2018 relating to a proposed initial public offering (or “IPO”) by Huya. These preliminary unaudited financial data have been prepared by and are the responsibility of Huya’s management. Huya’s results for the three months ended March 31, 2018 should not be viewed as an indicator of Huya’s financial results for the full year ending December 31, 2018 or for any future periods.

•	Total revenues for the three months ended March 31, 2018 were RMB843.6 million (US$134.5 million), consisting of live streaming revenues of RMB792.8 million (US$126.4 million) and advertising and other revenues of RMB50.8 million (US$8.1 million), as compared to total revenues of RMB398.9 million for the three months ended March 31, 2017, consisting of live streaming revenues of RMB382.6 million and advertising and other revenues of RMB16.3 million. Live streaming revenue increased by 107.2% mainly due to the increase in the number of paying users on Huya's platform and increase in the spending per paying user. Advertising and other revenues increased by 212.4% as Huya continue to expand its advertising services business that it began to offer in October 2016;

•	Costs of revenues increased by 86.2% from RMB382.8 million for the three months ended March 31, 2017 to RMB712.5 million (US$113.6 million) for the three months ended March 31, 2018, primarily contributed by increase in revenue sharing fees and content costs, bandwidth costs, salaries and welfare due to business expansion;

•	Research and development expenses increased by 21.4% from RMB42.4 million for the three months ended March 31, 2017 to RMB51.5 million (US$8.2 million) for the three months ended March 31, 2018, mainly contributed by increase in the salaries and welfare of research and development personnel. Sales and marketing expenses increased by 70.3% from RMB15.2 million for the three months ended March 31, 2017 to RMB25.9 million (US$4.1 million) for the three months ended March 31, 2018, mainly contributed by the increase of marketing and promotion expenses due to business expansion. General and administrative expenses increased by 251.2% from RMB10.2 million for the three months ended march 31, 2017 to RMB35.8 million (US$5.7 million) for the three months ended March 31, 2018, mainly contributed by the increase of share-based compensation as well as salaries and welfare of management personnel;

•	As a result of the above, operating income for the three months ended March 31, 2018 was RMB28.2 million (US$4.5 million), including the effect of RMB24.4 million (US$3.9 million) in share-based compensation expenses, as compared to an operating loss of RMB42.2 million for the three months ended March 31, 2017, including the effect of RMB7.0 million in share-based compensation expenses; and

•	Net income for the three months ended March 31, 2018 was RMB31.4 million (US$5.0 million), including the effects of RMB24.4 million (US$3.9 million) in share-based compensation expenses, and RMB11.9 million (US$1.9 million) in fair value loss on derivative liabilities related to Huya's preferred shares, the conversion features of which are required to be bifurcated and accounted for as derivative liabilities in the first quarter of 2018. In comparison, Huya had a net loss of RMB41.7 million for the three months ended March 31, 2017, including the effect of RMB7.0 million in share-based compensation expenses.

Huya had approximately 92.9 million average MAUs in the first quarter of 2018, representing an increase of 19.2% from 78.0 million average MAUs in the first quarter of 2017. Huya had approximately 41.5 million average mobile MAUs in the first quarter of 2018, representing an increase of 25.0% from 33.2 million average mobile MAUs in the first quarter of 2017. The total number of paying users on Huya's platform increased by 34.9% from 2.5 million in the first quarter of 2017 to 3.4 million in the first quarter of 2018. Huya also had over 666,000 average monthly active broadcasters on its platform in the first quarter of 2018, an increase from over 477,000 average monthly active broadcasters in the first quarter of 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY INC.

By:	/s/ Bing Jin
	Name:	Bing Jin
	Title:	Chief Financial Officer

Date: May 9, 2018

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